wolfson® microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

RECEIVED
2009 JAN 22 A 6:07

FILE NO. 82-34753

17 January 2009

VIA COURIER

[redacted]

09045171

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington, DC 20549
U.S.A.

Ladies and Gentlemen

PROCESSED
JAN 26 2009
THOMSON REUTERS

SUPPL

Re: **FILE NO. 82-34753**

Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1. has made or is required to make public pursuant to the laws of Scotland;

2. has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and

3. has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7429 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.

dlw 1/23

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope to Timothy Corbett, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109.

Yours faithfully

Jill Goldsmith
Company Secretary

Enclosures

SCHEDULE I
WOLFSON MICROELECTRONICS PLC

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1. Information notified to the Regulatory Information Service between 17 December 2008 and 16 January 2009 (inclusive)

- Notification in relation to voting rights and capital
- Notifications of major interests in shares
- Share purchases by a non-executive director
- Directorate update
- Notification of vesting of share awards to a person discharging managerial responsibility
- Notification of results

2. Documents filed with Registrar of Companies for Scotland

- Form 288b – Terminating appointment of a director (DA Shrigley)

3. Documents submitted to the Financial Services Authority

None during this period

Regulatory Announcement

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Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Holding(s) in Company
Released	17:56 16-Dec-08
Number	2651K17

RNS Number : 2651K
Wolfson Microelectronics PLC
16 December 2008

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Wolfson Microelectronics plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify):______________	No
3. Full name of person(s) subject to notification obligation:	David John Carey
4. Full name of shareholder(s) (if different from 3):	Vidacos Nominees Limited
5. Date of transaction (and date on which the	16 December 2008

threshold is crossed or reached if different):	
6. Date on which issuer notified:	16 December 2008
7. Threshold(s) that is/are crossed or reached:	4%

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of shares	**Number of voting rights**	**Number of shares**	**Number of voting rights**		**Percentage of voting rights**	
				Direct	**Indirect**	**Direct**	**Indirect**
Ordinary Shares 3.95% GB0033563130	4,953,422	4,953,422	4,553,422	4,553,422			

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ conversion period/date**	**No. of voting rights that may be acquired (if the instrument exercised/converted)**	**Percentage of voting rights**

Total (A+B)

Number of voting rights	**Percentage of voting rights**
4,553,422	3.95%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	Adam Klein
15. Contact telephone name:	020 7508 1795

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Interests
Released	17:57 16-Dec-08
Number	2654K17

wolfson microelectronics

RNS Number : 2654K
Wolfson Microelectronics PLC
16 December 2008

TR-1: Notification of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Wolfson Microelectronics plc Ord 0.1p
2. Reason for the notification (yes/no)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): ______________	
3. Full name of person(s) subject to notification obligation:	Artemis Investment Management Ltd
4. Full name of shareholder(s) (if different from 3):	Artemis Special Situations Akzo Nobel Artemis New Enterprises Barclays Smaller Companies Barclays UK Alpha BAE Systems 2000 Pension Plan Trustees Limited BAE Systems Pensions Funds CIF Trustees Limited Institutional Special Situations L&G (Barclays) MM Alpha L&G (Barclays) MM Alpha Series 2 Pearson Prudential
5. Date of transaction (and date on which the threshold is crossed or reached if different):	12th December 2008
6. Date on which issuer notified:	15th December 2008
7. Threshold(s) that is/are crossed or reached:	10%

8. Notified Details
A: Voting rights attached to shares

Class/type of shares If possible use ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
GB0033563130 Ordinary Shares	11,803,391	11,803,391	11,879,206		11,879,206	10.30%	

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument is exercised/converted)	Percentage of voting rights

Total (A+B)	
Number of voting rights	Percentage of voting rights
11,879,206	10.30%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	Alistair Flemming
15. Contact telephone number:	0131 718 0411

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Interests
Released	12:30 24-Dec-08
Number	7851K12

RNS Number : 7851K
Wolfson Microelectronics PLC
24 December 2008

24 December 2008

Wolfson Microelectronics plc
('Wolfson' or 'the Company')

Share Purchases by a Non-executive Director

Wolfson has been notified of the following purchases of beneficial interests in shares by Ross King Graham who is a non-executive director of the Company. Wolfson was notified of the first of these share purchases yesterday and was notified of the second of these share purchases today:

On 22 December 2008, The RKGraham Will Trust, in which Ross King Graham has a third beneficial interest, purchased 62,000 ordinary shares in the Company at 79.5 pence per share.

On 24 December 2008, Ross King Graham purchased 89,304 ordinary shares in the Company at 80 pence per share.

Following these purchases, Mr Graham's total holding increased to 168,928 ordinary shares, representing 0.15% of the issued share capital of the Company (of which 63,800 ordinary shares are held by a trust in which Mr Graham has a third beneficial interest).

This notification is given in accordance with the DTR3.1.4R (1) (a).

Enquiries:

Wolfson Microelectronics	
Jill Goldsmith, Company Secretary	0131 272 7000
Corfin Communications	
Harry Chathli, Neil Thapar	020 7977 0020

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Voting rights and capital
Released	10:41 31-Dec-08
Number	9468K10

wolfson microelectronics

RNS Number : 9468K
Wolfson Microelectronics PLC
31 December 2008

Edinburgh, 31 December 2008

Wolfson Microelectronics plc ("the Company")
Voting rights and capital

This notification is made in conformity with the provisions of the Financial Services Authority's ("FSA") Disclosure and Transparency Rules.

The Company's capital consists of 115,120,980 ordinary shares of 0.1 pence each with each share carrying the right to one vote. No shares are held in Treasury. Accordingly, the total number of voting rights in the Company is 115,120,980.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Enquiries:
Jill Goldsmith, Company Secretary
0131 272 7000

END

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Regulatory Announcement

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Directorate Update
Released	07:00 02-Jan-09
Number	9876K07

RNS Number : 9876K
Wolfson Microelectronics PLC
02 January 2009

Edinburgh, 2 January 2009

Wolfson Microelectronics plc
('Wolfson' or 'the Company')

Directorate Update

Further to the announcement of 8 September 2008, Wolfson Microelectronics plc, a leading supplier of mixed-signal semiconductors for digital consumer electronic products, announces that Mr David Allen Shrigley stepped down from the position of Chief Executive Officer with effect from 31 December 2008 and Mr J. Michael Hickey has taken over the position, effective 1 January 2009. Mr Shrigley resigned as a director of the Company effective 31 December 2008.

Enquiries:

Wolfson Microelectronics	
Jill Goldsmith, Company Secretary	0131 272 7000
Corfin Communications	
Harry Chathli, Neil Thapar	020 7977 0020

END

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Regulatory Announcement

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of vesting of share awards
Released	07:02 02-Jan-09
Number	9878K07

RNS Number : 9878K
Wolfson Microelectronics PLC
02 January 2009

Edinburgh, 2 January 2009

Wolfson Microelectronics plc ("the Company")

Notification of vesting of share awards to a person discharging managerial responsibility ("PDMR")

On 31 December 2008 the following share awards, which had been granted by the Company to Mr David Allen Shrigley, vested:

- the remaining 90,579 shares awarded under a deferred share award agreement dated 19 December 2006;
- 18,503 shares from the contingent share award which was granted on 7 February 2007 from The Wolfson Microelectronics plc 2006 Performance Share Plan; and
- 176,470 shares from the contingent share award which was granted on 30 April 2008 from The Wolfson Microelectronics plc 2006 Performance Share Plan.

The shares that have vested are ordinary shares of 0.1 pence each in the Company. Due to the provisions of the Model Code issued by the UK Listing Authority, the transfer of those shares to the beneficial ownership

of Mr Shrigley will not take place until after the announcement of the 2008 financial results of the Company, on 4 February 2009.

Excluding the above shares, Mr Shrigley's total holding is 93,655 ordinary shares, representing 0.08% of the issued share capital of the Company.

This notification is given in accordance with the DTR3.1.4R (1) (a).

Enquiries:

Wolfson Microelectronics	
Jill Goldsmith, Company Secretary	0131 272 7000
Corfin Communications	
Harry Chathli, Neil Thapar	020 7977 0020

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notice of Results
Released	07:00 05-Jan-09
Number	0653L07

RNS Number : 0653L
Wolfson Microelectronics PLC
05 January 2009

5 January 2009

Wolfson Microelectronics plc

Notification of Results

The Directors of Wolfson Microelectronics plc (LSE: WLF) will be announcing the Company's fourth quarter and full year results for the period ended 28 December 2008 on Wednesday 4 February 2009.

Mike Hickey, Chief Executive Officer and Mark Cubitt, Finance Director will be hosting a presentation on the day at 9.30am to analysts at JP Morgan Cazenove, 20 Moorgate, London, EC2R 6DA.

There will be a live audio webcast of the presentation on the day, which can be accessed from www.wolfsonmicro.com/investor.

Enquiries:

Corfin Communications	
Harry Chathli, Neil Thapar	020 7977 0020

This information is provided by RNS
The company news service from the London Stock Exchange

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Companies House
— for the record —

288b

Please complete in typescript, or in bold black capitals.
CHWP000

Terminating appointment as director or secretary
(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number SC089839

Company Name in full WOLFSON MICROELECTRONICS PLC

	Day	Month	Year
Date of termination of appointment	31	12	2008

as director [X] as secretary [ ] *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title MR *Honours etc

Please insert details as previously notified to Companies House.

Forename(s) DAVID ALLEN

Surname SHRIGLEY

	Day	Month	Year
†Date of Birth	17	04	1948

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 06 JANUARY 2009

* Voluntary details.
† Directors only.
** Delete as appropriate

(** serving ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

JILL GOLDSMITH, WOLFSON MICROELECTRONICS PLC
WESTFIELD HOUSE, 26, WESTFIELD ROAD,
EDINBURGH Tel 0131 272 7000.
DX number DX exchange

END

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh

Form revised 10/03